Exhibit - 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (and its subsidiaries) (dollar amounts in millions)	Year ended Dec. 31,
	2005	2004	2003	2002	2001
1. Income from continuing operations before impact of accounting change	$912	$807	$734	$664	$435
2. Provision for income taxes	433	362	338	319	240
3. Income from continuing operations before provision for income taxes and impact of accounting change (line 1 + line 2)	$1,345	$1,169	$1,072	$983	$675
4. Fixed charges:
a. Interest expense (excluding interest on deposits)	$305	$231	$233	$274	$393
b. One-third of rental expense net of income from subleases and amortization of debt issuance costs	41	37	42	36	37
c. Total fixed charges (excluding interest on deposits) (line 4a + line 4b)	346	268	275	310	430
d. Interest on deposits	369	153	125	156	428
e. Total fixed charges (line 4c + line 4d)	$715	$421	$400	$466	$858
5. Income from continuing operations before provision for income taxes and impact of accounting change, plus total fixed charges:
a. Excluding interest on deposits (line 3 + line 4c)	$1,691	$1,437	$1,347	$1,293	$1,105
b. Including interest on deposits (line 3 + line 4e)	$2,060	$1,590	$1,472	$1,449	$1,533
6. Ratio of earnings (as defined) to combined fixed charges:
a. Excluding interest on deposits (line 5a divided by line 4c)	4.89	5.37	4.88	4.16	2.57
b. Including interest on deposits (line 5b divided by line 4e)	2.88	3.78	3.68	3.11	1.79